June 30, 2014

Sheila Stout

Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”)
Comments to Form N-2, Post-Effective Amendment No. 5
Filed April 3, 2014
File No. 333-176182

Dear Ms. Stout and Ms. Cole:

I am writing to supplement our letter dated June 26, 2014 regarding the receivable due to the Company from its investment manager, VII Peaks Capital, LLC (the “VII Peaks”), which was repaid in full on June 24, 2014. In particular, I am writing to confirm that the Company will accrue interest on the receivable at the rate of 7.35% per annum. By our calculation, the interest accrual will be $103,132.38 based on accruing the interest on a quarterly basis on the outstanding balance of the receivable as of the end of each calendar quarter when it was outstanding.

The interest will be accrued in the second quarter of 2014, and therefore will be reflected as revenue in second quarter of 2014 and a receivable as of June 30, 2014. The interest receivable will be paid in July 2014 by VII Peaks. VII Peaks is confident it will have the revenue in July 2014 to pay the interest receivable. The total management fee in the first quarter of 2014 was $167,000, which is an average of $55,667 per month.  However, the current management fee currently averages around $60,000 per month due to growth in assets since the first quarter as a result of sales under the current offering through April 30, 2014, when the prior registration statement went stale. Second, as noted in prior correspondence, VII Peaks also manages 3 private funds and a number of SMA accounts, and collects its fee from those accounts at the end of each calendar quarter.  As a result, total revenue in June will be sufficient to repay the interest receivable when combined with funds on hand.

I am also writing to follow-up the issue we discussed regarding whether the accrual of interest on the receivable constitutes a material adjustment that might require restating prior financial statements. We have reviewed the issue in light of applicable accounting guidance, and have concluded that no restatement of prior period financial statements is necessary. In particular, we reviewed the guidance in “SEC Staff Accounting Bulletin: No. 99 – Materiality.”

SAB 99 generally provides that a company and its auditor should consider all relevant factors in determining whether an adjustment is material. SAB 99 also takes note of widespread use of 5% or 10% thresholds in determining materiality, but concludes that use of a threshold only provides the basis for a preliminary assumption that an item is not material, and that an analysis of all relevant factors is still required. SAB 99 also lists a variety of factors that should be considered on a case by case basis in evaluating materiality.

We evaluated the materiality of the interest accrual in several ways. First, we evaluated the interest accrual using a 5% numerical threshold for determining materiality. Attached hereto is a chart that shows the amount of the interest that will be accrued for each period corresponding to a report filed on Form 10-Q or 10-K since the Company commenced actual operations, and the cumulative amount of the receivable at the end of the period covered by each report. In comparing the interest receivable against net assets at the end of each reporting period, the percentage change would be substantially below 5%. In fact, the highest percentage change would occur in the most recent quarter, where the percentage change was only 0.31%.

We also compared the amount of interest accrued during the period covered by each report with the amount of interest otherwise accrued in the period. The percentage change in all quarters was less than 5%. The percentage change in the fiscal years ended December 31, 2012 and 2013 would be 4.55% and 4.30%, respectively.

We also compared the Company’s ratio of net investment income to average net assets in the period covered by each report as previously reported and as adjusted to reflect the accrual of interest in the period. Again, we found the change in the ratio to be slight and non-material. The change in the ratio was greatest in the most recent period, where the change was only 0.39%.

Second, we also evaluated the materiality in light of the factors identified in SAB 99 as follows:

•	The interest receivable did not mask a change in earnings or other trends;

•	The interest receivable did not hide a failure to meet analysts’ consensus expectations for the Company;

•	The interest receivable would not have changed a loss into income in any period;

•	The interest receivable did not affect the Company’s compliance with regulatory requirements, such as net worth or net capital requirements;

•	The interest receivable did not affect the Company’s compliance with loan covenants or contractual requirements;

•	The interest receivable did not have the effect of increasing management’s compensation, and in fact the absence of the accrual decreased the amount of base management fees that its investment manager was allowed to charge;

•	The interest receivable did not involve the concealment of an unlawful transaction, as the receivables balance was fully disclosed in all SEC filings and prospectuses provided to investors.

Based on all of the factors cited above, the Company and its auditors firmly believe that no restatement is necessary or appropriate under the circumstances.

I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Cc:	Robert J. Mottern, Esq.
Brian Finnegan

10-Q Analysis

10-Q Period ending	Receivable ('000)	Accrued Interest	Accrued Interest Payable	Net Assets	% of Net Assets	Gross Interest Income	Interest Payable - % of Interest Income	Prior NII/Avg NA Ratio	Adjusted NII	Adjusted NII/Avg NA Ratio

September 30, 2012	324	549.74	640.36	4,260,000	0.02%	32,000	1.72%	4.85%[1]	37,640	4.93%

March 31, 2013	846	10,281.95	16,924.73	15,197,000	0.11%	244,000	4.21%	4.63%[2]	155,282	4.96%
June 30, 2013	1,130	15,332.30	32,257.04	17,661,000	0.18%	401,000	3.82%	6.46%[3]	507,614	6.80%
September 30, 2013	1,354	20,706.86	52,963.90	25,228,000	0.21%	456,000	4.54%	5.12%	683,321	5.49%

March 31, 2014	1,337	25,084.24	103,132.38	33,795,000	0.31%	710,000	3.53%	1.91%	149,084	2.29%
		$ 103,132.38

10-K Analysis

10-K Period ending	Receivable ('000)	Annual Interest	Accrued Interest Payable	Net Assets	% of Net Assets	Gross Interest Income	Interest Payable - % of Interest Income	Prior NII/Avg NA Ratio	Adjusted NII	Adjusted NII/Avg NA Ratio

December 31, 2012	555	6,642.79	6,642.79	8,336,000	0.08%	146,000	4.55%	5.14%	156,643	5.37%
December 31, 2013	1,354	71,405.35	78,048.14	27,373,000	0.29%	1,659,000	4.30%	3.50%	818,405	3.83%

1 Prior Form 10-Q reported ratio as 7.08%, where ratio should have been 4.85%. The difference is due to a mathematical mistake in annualizing the ratio.

2 Prior Form 10-Q reported ratio correctly, but showed average net assets in period as 15,521,000, where actual average net assets were 12,521,000. The difference is due to a typographical error that was not caught.

3 Prior Form 10-Q reported ratio as 8.66%, where ratio should have been 6.46%. The difference is due to a mathematical mistake in calculating average net assets in the period.